

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 11, 2017

Mr. Alan Jacobs
Senior Vice President and Chief Operating Officer
Worthy Peer Capital, Inc.
4400 North Federal Highway
Suite 210-12
Boca Raton, FL 33431

> **Re: Worthy Peer Capital, Inc.**
> **Offering Statement on Form 1-A**
> **Filed November 27, 2017**
> **File No. 024-10766**

Dear Mr. Jacobs:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide your correspondence with Staff regarding your status as an investment company as exhibits to your offering statement. Refer to Item 17(15) of Form 1-A and Rule 252(d) for guidance.

Part II

Offering Circular Summary,

Business Overview, page 1

2.   We note you removed the disclosure at the end of this paragraph regarding your auditor's finding raising substantial doubt about your ability to continue as a going concern. You had previously included this statement here in response to a previous comment by Staff. Please tell us why you removed the disclosure from this section. Alternately, include the deleted sentence.

Risks Affecting Us, page 2

3.   We note you refer to your "previous auditor" in the final bullet in this section. Please tell us if your independent accountant resigned or was dismissed. If so, please also provide the disclosure required by Rule 304 of Regulation S-K.

Exhibit 11.1, Consent of Independent Auditors

4.   Please provide a current consent from your independent auditor. Refer to Item 17(11) of Form 1-A for guidance.

Exhibit 12.1, Opinion of the Pearlman Law Group LLP

5.   We note the legal opinion you have provided states the Worthy Bonds "will be duly authorized, validly issued and fully paid." As Worthy Bonds are debt securities, rather than equity securities, please provide an opinion from counsel regarding whether the securities will be binding obligations. Refer to Staff Legal Bulletin No. 19(II)(B)(1)(e) for guidance.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert, Staff Attorney, at (202) 551-2326 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Charles B. Pearlman, Esq.